

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-Mail
Mr. Michael P. Kraft
Chief Executive Officer
Lingo Media Corporation
151 Bloor Street West, #703
Ontario, Canada M5S 1S4

>   **Re: Lingo Media Corporation**
>   **Form 20-F for the year ended December 31, 2010**
>   **Filed July 18, 2011**
>   **File No. 333-98397**

Dear Mr. Kraft:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief